- Translated from French –

FLAMEL TECHNOLOGIES
Société Anonyme with a share capital of Euros 2,973,702
Registered Office :
Parc Club du Moulin à Vent
33, avenue du Docteur Georges Lévy
69693 VENISSIEUX (France)

379 001 530 R.C.S. LYON

NOTICE OF A COMBINED ORDINARY AND EXTRAORDINARY GENERAL
MEETING OF SHAREHOLDERS
ON JUNE 25, 2010

Sent by Mail on May 27, 2010

Ladies and Gentlemen,

You are cordially invited to attend the Combined Ordinary and Extraordinary General Meeting (the “Meeting”) of the shareholders of FLAMEL TECHNOLOGIES (the “Company”) which will be held on June 25, 2010 at 11:00 a.m. (French time) at the registered office of the Company, with the following agenda :

Agenda

Resolutions within the competence of the ordinary general shareholders’ meeting

1.	Approval of Statutory Accounts for year ended December 31, 2009.

2.	Allocation of results to retained earnings.

3.	Renewal of Mr. Elie Vannier as Director.

4.	Renewal of Mr. Frederic Lemoine as Director.

5.	Renewal of Mr. Lodewijk J.R. De Vink as Director.

6.	Renewal of Mr. John L. Vogelstein as Director.

7.	Renewal of Mr. Francis JT Fildes as Director.

8.	Renewal of Mr. Stephen H. Willard as Director.

9.	Determination of the annual amount of Directors’ attendance fees.

10.	Approval of agreements referred to in article L. 225-38 et seq. of the Commercial Code.

- Translated from French –

Resolutions within the competence of the extraordinary general shareholders’ meeting

11.	Authorization to be granted to the Board of Directors for allocation of seven hundred and fifty thousand (750,000) stock options and taking note of the resulting capital increases.

12.	Authorization to be granted to the Board of Directors with a view to allocation of two hundred thousand (200,000) shares at no cost (“free shares”) and taking note of the resulting capital increases.

13.
Authorization to be granted to the Board of Directors for issue of a maximum number of two hundred and fifty thousand (250,000) stock warrants (BSA) reserved for a category of persons consisting of the company’s directors who are neither authorized agents nor employees of the company, but including the Chairman of the Board of Directors; authorization to be granted to the Board of Directors for carrying out the resulting capital increases.

14.
Authorization to be granted to the Board of Directors for increasing the share capital by issues of shares reserved for the members of a company saving plan established in application of Articles L.3332-18 et seq. of the Labour Code.

15.	Powers for formalities.

Please note that in the event that you are not able to attend the meeting, you may either grant a proxy to your spouse or to another shareholder, who will be attending the meeting, or vote by mail.  You may also address a proxy to the Company without indicating any representative.
 In this latter case, please note that the Chairman of the meeting will thus (i) vote in favor of the resolutions approved by the Board of Directors and (ii) vote unfavorably for the other resolutions, which would have not been approved by the Board.

 If you wish to vote in another way, you shall give a proxy to a representative, who will agree to vote as you require.

Under no circumstances will you be allowed to return to the Company a document including both instructions of vote by mail and by proxy.

The voting instructions will not be taken into account unless the above-mentioned document, duly filled out, reaches the Company at least three days before the Shareholders' meeting.

ON BEHALF OF THE BOARD OF DIRECTORS

- Translated from French –

IMPORTANT :

IF YOU EXPECT TO BE PRESENT AT THE MEETING, PLEASE NOTE THAT SHAREHOLDERS WILL BE ADMITTED TO THE COMBINED ORDINARY AND EXTRAORDINARY GENERAL MEETING WITH WHATEVER THE NUMBER OF SHARES THEY HOLD PROVIDED THAT IF THEY ARE OWNER OF REGISTERED SHARES THEIR SHARES HAVE BEEN REGISTERED IN A SHARE ACCOUNT HELD BY THE COMPANY AT LEAST ONE DAY PRIOR TO THE DATE OF THE MEETING.

IF YOU EXPECT NOT TO BE PRESENT AT THE MEETING, YOU MAY COMPLETE AND PROMPTLY RETURN THE FORM OF PROXY AND VOTE BY MAIL (“DOCUMENT UNIQUE DE VOTE PAR CORRESPONDANCE ET PAR PROCURATION”), WHICH IS ENCLOSED FOR YOUR CONVENIENCE.

PLEASE NOTE THAT ANY ABSTENTION EXPRESSED IN THE FORM OF PROXY AND VOTE BY MAIL (“DOCUMENT UNIQUE DE VOTE PAR CORRESPONDANCE ET PAR PROCURATION”) OR RESULTING FROM THE ABSENCE OF INDICATION OF VOTE WILL BE DEEMED TO BE AN UNFAVORABLE VOTE TO THE PROPOSED RESOLUTION.

IF THE QUORUM FOR THE ORDINARY MEETING IS NOT MET ON JUNE 25, 2010, SHAREHOLDERS WILL BE INVITED TO VOTE AT A MEETING WHICH WILL BE HELD ON JULY 2, 2010 ON THE SAME AGENDA, AS DESCRIBED IN THIS NOTICE .

Quorum required under French law :

The required quorum for ordinary resolutions is one fifth (20%) of the total outstanding shares. If such quorum is not met, the Board of Directors will give a second notice of Shareholders’ Meeting.
At this second Meeting, no quorum is required for ordinary resolutions.

The required quorum for extraordinary resolutions is one fourth (25%) of the total outstanding shares with voting rights, upon first call of the shareholders' meeting.  If such quorum is not met, the Board of Directors will give a second notice of Shareholders’ Meeting. At this second Meeting,which shall not take place earlier than six days after the first meeting, the required quorum is one fifth (20%) of the total outstanding shares with voting rights.

Enclosed documents:

▪	Resolutions submitted to the combined ordinary and extraordinary shareholders' meeting to be held on June 25, 2010;
▪	Management Report by the Board of Directors to the ordinary shareholders’ meeting including notably (Appendix 1) table of the Company's results for the last five financial years;
▪	Report by the Board of Directors to the combined shareholders meeting held on June 25, 2010;
▪	Form of proxy and vote by mail;
▪	Document and information request form.